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EXHIBIT 12
                                  INDIANA MICHIGAN POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                     Year Ended December 31,
                                                       1991       1992       1993       1994       1995
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . .    $ 52,933   $ 56,965   $ 53,771   $ 43,564   $ 43,410
  Interest on Other Long-term Debt. . . . . . . .      30,202     26,330     23,504     24,725     23,564
  Interest on Short-term Debt . . . . . . . . . .       2,564      1,614      1,085      1,883      2,003
  Miscellaneous Interest Charges. . . . . . . . .       2,326      2,866      3,039      3,520      3,472
  Estimated Interest Element in Lease Rentals . .      84,400     84,800     84,300     85,000     82,700
       Total Fixed Charges. . . . . . . . . . . .    $172,425   $172,575   $165,699   $158,692   $155,149

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . .    $136,963   $123,983   $129,344   $157,502   $141,092
  Plus Federal Income Taxes . . . . . . . . . . .      43,263     28,191     38,826     32,303     55,990
  Plus State Income Taxes . . . . . . . . . . . .       6,760      1,547      7,492      6,063      7,058
  Plus Fixed Charges (as above) . . . . . . . . .     172,425    172,575    165,699    158,692    155,149
       Total Earnings . . . . . . . . . . . . . .    $359,411   $326,296   $341,361   $354,560   $359,289

Ratio of Earnings to Fixed Charges. . . . . . . .        2.08       1.89       2.06       2.23       2.31
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